7 DAYS GROUP HOLDINGS LIMITED

PROXY STATEMENT

General

Our board of directors is soliciting proxies for the annual general meeting of shareholders to be held on November 7, 2011 at 9:00 a.m., local time, or at any adjournment or postponement thereof.  The annual general meeting will be held at 31st Floor, AIA Central, 1 Connaught Road Central, Hong Kong.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person.  A written notice of revocation must be delivered to the attention of Eric Haibing Wu, 7 Days Group Holdings Limited, 5C-11 Creative Industry Zone, 397 XinGangZhong Road, Guangzhou, China 510310, if you hold our ordinary shares, or to Citibank, N.A. at 388 Greenwich Street, New York, NY 10013, the United States if you hold American Depositary Shares (“ADSs”) representing our ordinary shares.

Record Date, Share Ownership, and Quorum

Shareholders of record at the close of business on September 23, 2011 (the “Record Date”) are entitled to vote at the annual general meeting.  Our ordinary shares underlying ADSs are included for purposes of this determination.  As of September 23, 2011, 18,551,387 of our ordinary shares, par value US$0.125 per share, were issued and outstanding, approximately 18,551,387 of which were represented by ADSs (with each ADS representing three ordinary shares).  Shareholders holding not less than an aggregate of one-half of all voting share capital of our company in issue present in person or by proxy and entitled to vote shall be a quorum for all purposes.

Voting and Solicitation

Each holder of ordinary shares outstanding on the Record Date is entitled to one vote and on a poll, each holder of ordinary shares shall have one vote for each ordinary share held.  At the annual general meeting every ordinary shareholder present in person, or (in the case of an ordinary shareholder being a corporation) by its duly authorized representative, or by proxy, may vote for the fully paid ordinary shares held by such ordinary shareholder.  A resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before or on the declaration of the result of the show of hands) demanded by one or more shareholders present in person or by proxy entitled to vote and who together hold not less than 10 per cent of the paid up voting share capital of our company.

Our company will pay the expenses of the preparation of proxy materials and the solicitation of proxies for the annual general meeting.  Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail.  Copies of solicitation materials will be furnished to banks, brokerage house, fiduciaries, and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners.

Voting by Holders of Ordinary Shares

When proxies are properly dated, executed, and returned by holders of ordinary shares, the ordinary shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder.  If no specific instructions are given by such holders, the ordinary shares will be voted “FOR” each proposal and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting.  Abstentions by holders of ordinary shares are included in the determination of the number of ordinary shares present and voting but are not counted as votes for or against a proposal.  Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved.

Voting by Holders of American Depositary Shares

Citibank, N.A., as depositary of the ADSs, has advised us that it intends to mail to all owners of ADSs this proxy statement, the accompanying notice of annual general meeting and an ADR Voting Instruction Card.  Upon the written request of an owner of record of ADSs, Citibank, N.A. will endeavor, in so far as practicable, to vote or cause to be voted the amount of ordinary shares or other deposited securities represented by such ADSs, evidenced by American Depositary Receipts related to those ADSs, in accordance with the instructions set forth in such request.  Citibank, N.A. has advised us that it will not vote or attempt to exercise the right to vote other than in accordance with those instructions.  As the holder of record for all the ordinary shares represented by the ADSs, only Citibank, N.A. may vote those ordinary shares at the annual general meeting.

Citibank, N.A. and its agents have advised us that they are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions.  This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

If (i) the enclosed Voting Instruction card is signed but is missing voting instructions, or (ii) the enclosed Voting Instruction card is improperly completed, Citibank, N.A. will deem such holder of ADSs to have instructed the depositary to give a discretionary proxy to a person designated by our company.

PROPOSAL 1
RE-ELECTION OF DIRECTORS

According to our Amended and Restated Articles of Association (the “Articles”), our board of directors shall consist of not less than three directors and shall include such number of independent directors as applicable law, rules or regulations or the New York Stock Exchange (the “NYSE”) rules require for a foreign private issuer.  Our company may by ordinary resolutions elect any person to be a director.  We now hereby nominate Boquan He, Meng Ann Lim, Jeffrey Perlman, Wee Seng Tan, Bin Dai and Tao Thomas Wu for reelection at the 2011 annual general meeting to serve as directors of our company.  Each of such nominees, if re-elected, would be a director of our company and hold office until the next annual general meeting of our company or until such director’s disqualification or removal in accordance with the Articles.  Under Article 78(f) of the Articles, Nanyan Zheng will automatically be our director due to his position as the chief executive officer of our company.  As a result, upon the approval of this proposal, our board of directors will then consist of seven directors, namely, Boquan He, Nanyan Zheng, Meng Ann Lim, Jeffrey Perlman, Wee Seng Tan, Bin Dai and Tao Thomas Wu with Boquan He serving as the chairman of the board of directors of our company, and Wee Seng Tan, Bin Dai and Tao Thomas Wu serving as the independent directors of our company.
Ordinary shares represented by executed proxies will be voted, if authority to do so is not withheld, for the re-election of Boquan He, Meng Ann Lim, Jeffrey Perlman, Wee Seng Tan, Bin Dai and Tao Thomas Wu.  The board of directors has no reason to believe that they will be unable or unwilling to serve as directors if re-elected.  In the event that Boquan He, Meng Ann Lim, Jeffrey Perlman, Wee Seng Tan, Bin Dai or Tao Thomas Wu should be unavailable for re-election as a result of an unexpected occurrence, such ordinary shares will be voted for the election of such substitute nominees as management may propose.

The following table sets forth certain information of Boquan He, Meng Ann Lim, Jeffrey Perlman, Wee Seng Tan, Bin Dai and Tao Thomas Wu, including their ages as of November 7, 2011, the principal positions currently held by them and their biography:

Name	Age	Position

Boquan He	50	Chairman of the Board of Directors

Meng Ann Lim	48	Director

Jeffrey Perlman	28	Director

Wee Seng Tan	56	Independent Director

Bin Dai	44	Independent Director

Tao Thomas Wu	46	Independent Director

Boquan He is one of our founders and has served as chairman of the board of directors since our inception in October 2004. Mr. He is the founder and chairman of the board of directors of Guangdong Nowaday Investment Co., Ltd., a private investment company specializing in greenfield investments in the Chinese retail and service industries. In 1989, he founded and, until 2002, served as chief executive officer of Robust Group, a food and beverage company, which is now a member of Danone Group. He also serves as chairman of the board of directors of Guangzhou Nowaday Office Box Co., Ltd., chairman of the board of directors of Shanghai 9diamond Co., Ltd., and vice chairman of the board of directors of Beijing Ikang Guobin Co., Ltd. Mr. He graduated from Guangdong Television Public University in China.

Meng Ann Lim has served as a director since April 2009. Since 2007, Mr. Lim has served as the partner and regional head for China and South East Asia for Actis, a leading private equity fund in emerging markets. From 1997 to 2007, Mr. Lim worked as the executive vice president and head of private equity investment activities in China for Government of Singapore Investment Corp. Mr. Lim was a board member of China National Offshore Oil Corp., and currently serves as a non-executive director of Li Ning, a leading Chinese sports brand company. Mr. Lim holds a Bachelor of Engineering degree from the University of London and an MBA from Strathclyde University in the United Kingdom. He is also a Chartered Financial Analyst.

Jeffrey Perlman has served as a director since May 2011. Mr. Perlman joined Warburg Pincus in 2006 and is currently a Director of Warburg Pincus based in New York. Mr. Perlman has extensive experience on real estate investments in the residential, commercial and hospitality sectors in Asia and the U.S. Prior to joining Warburg Pincus, he worked in the Real Estate Investment Banking Group at Credit Suisse. Mr. Perlman received a bachelor's degree in business administration (BBA) from the Ross School of Business at the University of Michigan.

Wee Seng Tan has served as our independent director since November 2009. Mr. Tan is an independent director of Renesola Ltd, a company listed on the NYSE and the Alternative Investment Market of the London Stock Exchange, a non-executive director of Sa Sa International Holdings Limited and Xtep International Holdings Ltd, both companies listed on the main board of the Hong Kong Stock Exchange, a board member of the Beijing City International School, a director of Landgent Group Company Limited, and a professional in Value and Business Management Consultancy. Mr. Tan has over 30 years of financial, operation and business management experience and has also held various senior management positions in a number of multi-national corporations. From January 2003 to November 2008, Mr. Tan served as executive director, chief financial officer and company secretary of Li Ning Company Limited, a sports brand company listed on the main board of the Hong Kong Stock Exchange. From 1999 to 2002, Mr. Tan was the senior vice president of the China, Mongolia and North Korea regions for Reuters and the chief representative of Reuters in China. Mr. Tan is a fellow member of the Chartered Institute of Management Accountants of the United Kingdom and a fellow member of the Hong Kong Institute of Directors.

Bin Dai has served as our independent director since November 2009. Mr. Dai currently serves as vice president of China Tourism Academy, president of Beijing Hospitality Institute and independent director of Huangshan Tourism Development Co., Ltd. and China CYTS Tours Holdings Co., Ltd. From 2006 to 2008, Mr. Dai was the president assistant and section chief of the Department of Science and Research of Beijing International Studies University. Mr. Dai is also a national inspector of the China National Tourism Hotel Star-rating Committee, an executive director of the China Tourism Association, an economic consultant of Chengde city, and a doctoral tutor of Hua Qiao University. Mr. Dai received a bachelor’s degree in management from Anhui Business College, a master’s degree in economics from Anhui University of Finance & Economics and a PhD in economics from the Graduate School of the Chinese Academy of Social Sciences.

Tao Thomas Wu has served as our independent director since November 2010. Mr. Wu currently serves as the chief financial officer at Noah Holdings Limited, a company providing wealth management product distribution services in China and listed on the New York Stock Exchange.  From March 2007 to February 2010, he was a senior portfolio manager at Alliance Bernstein L.P. based in San Francisco and New York, where he served many Asian institutional clients and retail partners. Prior to that, he was a senior high yield analyst at Moody’s Investors Services based in New York from February 2005 to March 2007, a senior vice president at the investment banking division of Development Bank of Singapore based in Hong Kong from 2001 to 2005 and a vice president at the mergers and acquisitions division at J.P. Morgan & Company from 1994 to 2001. Mr. Wu received his master’s degree in public administration from Syracuse University in 1992 and his bachelor’s degree in Mathematics from Grinnell College in May 1987.

The directors will be re-elected by an affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 1, THE RE-ELECTION OF THE NOMINEES NAMED ABOVE.

PROPOSAL 2
RATIFICATION OF RE-APPOINTMENT OF INDEPENDENT AUDITOR.

Our audit committee recommends, and our board of directors concurs, that KPMG be reappointed as our independent auditor for the financial year ending December 31, 2011.  KPMG has served as our independent auditor for our financial statements under the generally accepted accounting principles of the United States since November 2007.

In the event our shareholders fail to vote in favor of the reappointment, our audit committee will reconsider its selection.  Even if the shareholders vote in favor of the re-appointment, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

The affirmative vote of a simple majority of the votes of the holders of ordinary shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 2, THE RE-APPOINTMENT OF KPMG AS OUR INDEPENDENT AUDITOR FOR FINANCIAL YEAR ENDING DECEMBER 31, 2011.

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting.  If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

Boquan He Chairman of the Board
September 30, 2011